# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: 111, Inc., CIK 0001738906
CUSIP: 68247Q201
Title of class of securities: Class A ordinary shares, $0.00005 par value per share; Class B ordinary shares, $0.00005 par value per share
Address of issuer's principal executive offices: 10th Floor, T1, Yuzhongxin, No. 268 Yubei Road, Pudong New Area, Shanghai, China (F4), 201204
Date of event which requires filing of this statement: 09/16/2026
Filed by CIK 0001765521
Persons authorized to receive notices and communications: Gang Yu, 10th Floor, T1, Yuzhongxin, No. 268 Yubei Road, Pudong New Area, Shanghai, China (F4), 201204, 86 21 2053-6666; Junling Liu, 10th Floor, T1, Yuzhongxin, No. 268 Yubei Road, Pudong New Area, Shanghai, China (F4), 201204, 86 21 2053-6666; Sunny Bay Global Limited, 10th Floor, T1, Yuzhongxin, Shanghai, China (F4), 201204, 86 21 2053-6666

## Reporting persons
- Gang Yu (CIK 0001765521): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC), other (OO); sole voting power 36,468,362; shared voting power 0; sole dispositive power 36,468,362; shared dispositive power 0; aggregate amount beneficially owned 36,468,362 (20.7% of the class)
  Comment: Each of row 7, 9 and 11 represents (i) 176,000 Class A ordinary shares represented by ADSs directly held by Mr. Gang Yu, (ii) 36,000,000 Class B ordinary shares directly held by Mr. Gang Yu, and (iii) 292,362 Class A ordinary shares that Mr. Gang Yu has the right to obtain within 60 days following September 17, 2026, upon the conversion of 292,362 vested restricted stock units (RSUs) as of September 17, 2026, at a ratio of one Class A ordinary share for each RSU. Row 13 represents the percentage calculated based on (i) 103,939,278 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2026 as set forth in the Form 20-F filed by the Issuer on April 30, 2026, together with (iii) the 292,362 Class A ordinary shares described above.
- Sunny Bay Global Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC), other (OO); sole voting power 36,000,000; shared voting power 0; sole dispositive power 36,000,000; shared dispositive power 0; aggregate amount beneficially owned 36,000,000 (20.5% of the class)
  Comment: Each of row 7, 9 and 11 represents 36,000,000 Class B ordinary shares directly held by Sunny Bay Global Limited, a company incorporated in the British Virgin Islands. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to fifteen votes per share on all matters submitted to them for vote. Row 13 represents the percentage calculated based on (i) 103,939,278 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2026 as set forth in the Form 20-F filed by the Issuer on April 30, 2026.
- Junling Liu (CIK 0001765534): type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); source of funds: working capital (WC), other (OO); sole voting power 37,797,966; shared voting power 0; sole dispositive power 37,797,966; shared dispositive power 0; aggregate amount beneficially owned 37,797,966 (21.4% of the class)
  Comment: Each of row 7, 9 and 11 represents (i) 1,454,886 Class A ordinary shares represented by ADSs directly held by Mr. Junling Liu, (ii) 36,000,000 Class B ordinary shares directly held by Sunny Bay Global Limited, which is wholly owned by Mr. Junling Liu, and (iii) 343,080 Class A ordinary shares that Mr. Junling Liu has the right to obtain within 60 days following September 17, 2026, upon the conversion of 343,080 vested RSUs as of September 17, 2026, at a ratio of one Class A ordinary share for each RSU. Row 13 represents the percentage calculated based on (i) 103,939,278 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2026 as set forth in the Form 20-F filed by the Issuer on April 30, 2026, together with (iii) the 343,080 Class A ordinary shares described above.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, $0.00005 par value per share; Class B ordinary shares, $0.00005 par value per share
Name of issuer: 111, Inc.
Address of issuer's principal executive offices: 10th Floor, T1, Yuzhongxin, No. 268 Yubei Road, Pudong New Area, Shanghai, China (F4), 201204
Comment: CUSIP number 68247Q201 has been assigned to the American Depositary Shares ("ADSs") of the issuer, which are quoted on The Nasdaq Global Market under the symbol "YI." Each ADS represents twenty Class A ordinary shares of the issuer.

## Item 2. Identity and Background
Name of person filing: Sunny Bay Global Limited; Junling Liu; and Gang Yu (collectively, the Reporting Persons).
Residence or business address: Sunny Bay Global Limited: c/o Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Junling Liu and Gang Yu: c/o 10th Floor, T1, Yuzhongxin, No. 268 Yubei Road, Pudong New Area, Shanghai, 201204, People's Republic of China.
Present principal occupation or employment: Sunny Bay Global Limited is a company incorporated in the British Virgin Islands, wholly owned by Junling Liu, and engaged in investment holding. Junling Liu is the co-founder, co-chairman and chief executive officer of 111, Inc. Gang Yu is the co-founder and co-chairman of 111, Inc. The name, business address, present principal occupation or employment and citizenship of each executive officer and director of Sunny Bay Global Limited are set forth on Exhibit 99.4 to the filing and incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons and, to the best knowledge of each Reporting Person, any person listed on Exhibit 99.4 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons and, to the best knowledge of each Reporting Person, any person listed on Exhibit 99.4 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order of the type described in Item 2(e).
Citizenship: Sunny Bay Global Limited: British Virgin Islands. Junling Liu: Australia. Gang Yu: United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
This Schedule 13D is being filed by the Reporting Persons because, under the facts and circumstances described in Items 2, 4 and 5, the Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Act. This filing is not being made as a result of any particular acquisitions or dispositions of the Shares by the Reporting Persons.

The Reporting Persons intend to finance the Proposed Transaction (as defined below) with equity capital in the form of rollover equity in the Issuer by the Reporting Persons and cash contribution by Huadeng Tech BioArray Ventures Ltd. The Proposed Transaction is not expected to be subject to a financing condition.

The descriptions of the principal terms of the Proposal (as defined below) under Item 4 are incorporated herein by reference in their entirety.

## Item 4. Purpose of Transaction
Purpose of transaction:
On September 16, 2026, Gang Yu, Junling Liu, Sunny Bay Global Limited and Huadeng Tech BioArray Ventures Ltd (collectively, the Consortium) entered into a consortium agreement (the Consortium Agreement), pursuant to which the Consortium will cooperate in good faith in connection with an acquisition transaction (Proposed Transaction) with respect to the Issuer as contemplated by the Proposal (as defined below). The Consortium Agreement provides, among others, for (i) cooperation in negotiation with the Issuer with respect to the Proposed Transaction; (ii) cooperation in engaging advisors; and (iii) cooperation in entry into definitive documentation with respect to the Proposed Transaction. During the period continuing for six months after signing of the Consortium Agreement, subject to extension or early termination on the occurrence of certain termination events, members of the Consortium have agreed to work exclusively with each other with respect to the Proposed Transaction (including to vote, or cause to be voted, at shareholders' meetings against any competing transaction and in favor of the Proposed Transaction) and not to (a) make a competing proposal or (b) acquire or dispose of any securities of the Issuer.

On the same date, Gang Yu, Junling Liu and Huadeng Tech BioArray Ventures Ltd submitted a non-binding proposal (the Proposal) to the Issuer's board of directors related to the proposed acquisition of all Class A ordinary shares (including Class A ordinary shares represented by ADSs) not beneficially owned by the Consortium members in a going-private transaction at a purchase price of US$0.226 per Class A ordinary share or US$4.52 per ADS.

The Proposed Transaction is subject to a number of conditions, including the negotiation and execution of definitive documents and other related agreements mutually acceptable in form and substance to the Issuer and the Consortium. Neither the Issuer nor any member of the Consortium is obligated to complete the Proposed Transaction, and a binding commitment will result only from execution of definitive documents and will then be on the terms provided in such documentation. If the Proposed Transaction is completed, the Issuer's ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 and would be delisted from The Nasdaq Global Market.

References to the Consortium Agreement and the Proposal herein are qualified in their entirety by reference to Exhibits 99.1 and 99.2, which are incorporated herein by reference. Except as indicated above, the Reporting Persons have no plans or proposals relating to any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Each Reporting Person may be deemed to beneficially own an aggregate of 72,000,000 outstanding Class B ordinary shares and 2,266,328 outstanding Class A ordinary shares beneficially owned by all Reporting Persons, representing approximately 42.1% of the total outstanding share capital of the Issuer and approximately 91.4% of its aggregate voting power, because they may be deemed to constitute a group. Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Exhibit 99.4 beneficially owns, or has the right to acquire, any Shares or ADSs.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: There have been no transactions in the Shares by any of the Reporting Persons during the past 60 days, other than as described herein.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The descriptions of the principal terms of the Proposal and the Consortium Agreement under Item 4 are incorporated herein by reference in their entirety. To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer, including joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, the giving or withholding of proxies, or any pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Consortium Agreement among Gang Yu, Junling Liu, Sunny Bay Global Limited and Huadeng Tech BioArray Ventures Ltd, dated September 16, 2026.

Exhibit 99.2: Proposal Letter from Gang Yu, Junling Liu and Huadeng Tech BioArray Ventures Ltd to the Board of Directors of 111, Inc., dated September 16, 2026.

Exhibit 99.3: Joint Filing Agreement among the Reporting Persons, dated September 17, 2026.

Exhibit 99.4: Executive officer and director of Sunny Bay Global Limited.

## Signatures
- Gang Yu: /s/ Gang Yu, Gang Yu (09/17/2026)
- Sunny Bay Global Limited: /s/ Junling Liu, Junling Liu (09/17/2026)
- Junling Liu: /s/ Junling Liu, Junling Liu (09/17/2026)